FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contact: Elena Annuzzi Check Point Software Technologies 650.628.2060 press@us.checkpoint.com	Investor Contact: Janine Zanelli Check Point Software Technologies 650.628.2040 ir@us.checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2004 FOURTH
QUARTER AND ANNUAL FINANCIAL RESULTS

2004 Fourth Quarter Revenues Increased 24% Over Fourth Quarter of 2003

REDWOOD CITY, Calif., – January 18, 2005 – Check Point Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the fourth quarter and year ended December 31, 2004.

Financial Highlights for the Fourth Quarter of 2004:
—	Revenues: $143.0 million, an increase of 24% compared to $115.3 million in the fourth quarter of 2003.
—	Net income: $76.4 million, and $78.7 million excluding net acquisition related charges[1], an increase of 21% compared to $65.3 million in the fourth quarter of 2003.
—	Earnings per Diluted Share: $0.30, and $0.31 excluding net acquisition related charges, an increase of 19% compared to $0.26 in the fourth quarter of 2003.
—	Operating Margin: 58% for the fourth quarter of 2004, excluding acquisition related charges, compared to 56% in the third quarter of 2004.
—	Share Repurchase Program: During the fourth quarter, the company purchased 1.9 million shares at a total cost of close to $44.3 million. In 2004, the company purchased a total of 12 million shares at a total cost of $245 million.

Financial Highlights for the Year Ended December 31, 2004:
—	Revenues: $515.4 million, an increase of 19% compared to $432.6 million for the year ended December 31, 2003.
—	Net Income: $248.4 million, and $278.7 excluding net acquisition related charges, an increase of 14% compared to $243.9 million in 2003.

1 “Acquisition related charges” refer to the impact of the amortization of intangible assets and deferred stock compensation resulting from the acquisition of Zone Labs

—	Earnings per Diluted Share: $0.95, and $1.07 excluding net acquisition related charges, an increase of 11% compared to $0.96 in 2003.
—	Cash and Interest Bearing Investments: $1.58 billion as of December 31, 2004.
—	Record Deferred Revenues: $141.1 million as of December 31, 2004, an increase of $16.3 million from the third quarter of 2004.

        “Fourth quarter results demonstrated a strong ending to a very good year,” said Gil Shwed, chairman and CEO of Check Point Software Technologies. “We redefined the scope of the Internet security market with the introduction of our new Internal and Web security products and technologies. We’ve also expanded our product portfolio and customer access with our endpoint security products; Integrity and the ZoneAlarm family. In addition, we’ve continued to experience healthy growth and traction for our enterprise, high-end and branch office security gateways.”

Business Highlights and Introductions during 2004:

Q1
—	InterSpect™, the World’s First Internal Security Gateway – Provides the deepest and most intelligent security for safeguarding internal networks against cyber attacks that are introduced from inside the network.
—	Endpoint Security – Family of best-of-breed solutions for a broad range of customers, from consumers to enterprises, enhanced with the completion of the Zone Labs®acquisition.
—	Malicious Code Protector™ – Patent-pending technology included with Web Intelligence™ that catches buffer overflow attacks and other malicious code, enabling the highest level of security protection for customers by monitoring Web communications for potential malicious executable code.

Q2
—	New Valued Partner Program – New channel program that empowers worldwide solution provider partners to achieve greater success in selling Check Point solutions.
—	Check Point Experience™ Events – Thousands of partners and end-users worldwide participated in Check Point Experience events in the United States, Europe and Asia and benefited from valuable technology and market information.

Q3
—	New Web Security Portfolio – Includes Web Intelligence, Connectra™ and SSL Network Extender™ that provide unmatched security protection and unity for an organization’s entire Web infrastructure.
—	Check Point Integrity™ SecureClient™ – Enables easy installation and automatic configuration of remote access, endpoint security and policy enforcement solutions.

Q4
—	Safe@Office™ 400 series of Wireless Security Appliances – Integrated, all-in-one wireless security appliances that include a wireless access point and enable small businesses to simply and affordably achieve secure, flexible wireless access to network resources anywhere and anytime.

—	Total Access Protection (TAP) – Enables enterprises to defend all their network-connected PCs – regardless of location, ownership or connection method –with unified remote access, endpoint security, host intrusion prevention and policy enforcement.

Partial List of Awards in 2004:

—	VARBusiness Magazine, Five-Star Rating for Channel Partner Program – The highest attainable ranking, for outstanding breadth and depth of channel partner program offerings.
—	VARBusiness Magazine, Founder and CEO, Gil Shwed Named a Top Technology Innovator – Shwed was recognized for exemplification of technological creativity coupled with keen business acumen. Shwed in particular was credited with developing multiple innovative security technologies including Stateful Inspection technology, and for the introduction of Check Point’s revolutionary Internal and Web security product lines in 2004.
—	Information Security Magazine, “Hot Pick” – Editors recognized InterSpect for its innovative approach to persistent or emerging security problems, its significant technical or functional advancements over competitive solutions, and for being a realistic and practical solution that can be implemented in enterprise IT environments.
—	Computer Reseller News, United Kingdom, Security Vendor Partner of the Year – Judged by a panel of analysts, editors and corporate executives, the awards recognized the top IT security vendors, distributors and resellers in the industry. Check Point was deemed to have done the most in 2004 to help its resellers develop profitable businesses.
—	Asia Computer Weekly, Star Performer and Gold Awards, Readers Voted –
—	Check Point Next Generation™ with Application Intelligence™ as the Star Performer winner in the server firewall software category
—	Check Point Integrity/Zone Alarm™Pro as the Star Performer winner in the desktop firewall security category
—	Check Point Connectra for the Gold award.
—	Gartner Group, Leader in Magic Quadrant Reports – IPSec VPN Equipment and Enterprise Firewalls, 2H03 Reports – indicates outstanding performance, a clear market vision and the ability to actively build competencies required to sustain leadership position in the market.
—	CNET, Editors’ Choice – The coveted award recognizes ZoneAlarm Security Suite and ZoneAlarm Pro for outstanding personal technology and consumer electronic products that represent the best available choice for quality, performance, design and service.
—	SC Magazine, Best Small Office/Home Office Security Solution – ZoneAlarm Pro was recognized by the SC Awards Council, made up of 100 senior information technology professionals around the world who understand the security challenges of large organizations and small businesses, as well as recognize the potential cost for major disasters arising from security breaches.

—	PC Magazine, Editors’ Choice – ZoneAlarm Security Suite and ZoneAlarm Pro recognized for simple, intuitive interfaces and advanced security against several types of Internet-borne threats, including worms, Trojan programs, and hacker attacks.
—	PC World, “World Class” Award, Best Firewall – Hundreds of products in 67 categories were judged on usability, design, innovation, features, performance, and value. ZoneAlarm Pro was named the winner in the firewall category for the fifth consecutive year.
—	Windows IT Pro Magazine, Readers' Choice Awards -
—	Check Point Next Generation with Application Intelligence – Best Firewall
—	Check Point VPN-1® SecureClient – Best Remote Access VPN
—	Check Point ZoneAlarm Pro 4.5 – Best Spyware Blocker
—	PC Magazine, “Best of the Year” – Editors’ carefully narrowed down the list of all Editors’ Choice winners throughout 2004 and selected the final 100 products worthy enough to be called the best of the year in its December issue. ZoneAlarm Pro and ZoneAlarm Security Suite are both named “Best of the Year” in the personal security category.

        Mr. Shwed continued: “During 2004, the Check Point team continued to innovate and deliver new security solutions and technological advantages that enrich our integrated security architecture. This uniquely positioned us as the network security vendor of choice for customers of all sizes. We intend to continue to build on our product and technology framework in 2005 and deliver on our vision of worry-free, end-to-end Internet security protection for our partners and customers.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 18, 2005 at 2:30 PM PT/5:30 PM ET. A replay of the conference call will be available through February 1 at the Company’s website http://www.checkpoint.com/ir or by telephone at 973-341-3080, confirmation code 5568706.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Check Point’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: Check Point’s ability to integrate Zone Lab’s operations effectively, the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Check Point’s; unknown factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products, and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2003, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software
Check Point Software Technologies (www.checkpoint.com) is the worldwide leader in securing the Internet. It is the market leader of both the worldwide VPN and firewall markets. Through its Next Generation product line, the company delivers a broad range of intelligent Perimeter, Internal and Web security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm product line is one of the most trusted brands in Internet security, creating award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,200 Check Point partners in 88 countries.

©2004-2005 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, AlertAdvisor, ClusterXL, Cooperative Enforcement, ConnectControl, Connectra, CoSa, Cooperative Security Alliance, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, InterSpect, IQ Engine, Open Security Extension, OPSEC, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureKnowledge, SecurePlatform, SecurRemote, SecurServer, SecureUpdate, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, Smarter Security, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, TrueVector, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, Web Intelligence, ZoneAlarm, Zone Alarm Pro, Zone Labs, and the Zone Labs logo, are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726 and 6,496,935 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Licenses	$77,142	$63,022	$275,677	$230,096
Subscriptions	53,268	42,478	196,327	161,690

Total product revenues	130,410	105,500	472,004	391,786
Services	12,639	9,800	43,356	40,786

Total revenues	143,049	115,300	515,360	432,572

Operating expenses:
Cost of revenues	5,989	4,592	23,553	18,923
Research and development	12,015	7,523	43,186	29,314
Selling and marketing	36,487	29,953	132,796	111,007
General and administrative	6,050	4,350	23,657	17,644
Amortization of intangible assets and
deferred stock compensation	2,782	-	8,851	-
Acquisition related in-process R&D	-	-	23,098	-

Total operating expenses	63,323	46,418	255,141	176,888

Operating income	79,726	68,882	260,219	255,684
Financial income, net	11,970	10,745	44,777	43,506

Income before income taxes	91,696	79,627	304,996	299,190
Income taxes	15,252	14,371	56,603	55,311

Net income	$76,444	$65,256	$248,393	$243,879

Net income excluding in-process R&D and amortization
of intangible assets and deferred stock compensation	$78,684	$65,256	$278,717	$243,879

Earnings per share (basic)	$0.31	$0.26	$0.99	$0.98

Number of shares used in computing earnings per share
(basic)	248,585	248,945	251,244	247,691

Earnings per share (fully diluted)	$0.30	$0.26	$0.95	$0.96

Earnings per share (fully diluted) excluding
in-process R&D and amortization of intangible assets
and deferred stock compensation	$0.31	$0.26	$1.07	$0.96

Number of shares used in computing earnings per share
(fully diluted)	257,459	255,834	260,608	255,083

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	December 31, 2004	December 31, 2003
	(unaudited)	(unaudited)

Current Assets:
Cash and cash equivalents	$157,655	$327,188
Marketable securities and deposits	965,352	809,158
Trade receivables, net	96,006	72,754
Other receivables and prepaid expenses	20,517	19,667

Total current assets	1,239,530	1,228,767

Long-term assets:
Long-term investments	455,148	467,264
Property and equipment, net	8,144	7,394
Intangible assets, net	25,857	-
Goodwill	172,528	-
Deferred income taxes	18,752	5,519

Total long-term assets	680,429	480,177

Total assets	$1,919,959	$1,708,944

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$141,114	$105,889
Trade payables and other accrued liabilities	137,932	139,345

Total current liabilities	279,046	245,234

Accrued severance pay, net	2,784	2,165
Deferred tax liability	7,305	-

Total liabilities	289,135	247,399

Shareholders' Equity:
Share capital	780	747
Additional paid-in capital	369,443	193,662
Deferred stock based compensation	(10,342)	-
Treasury shares at cost	(244,586)	-
Retained earnings	1,515,529	1,267,136

Total shareholders' equity	1,630,824	1,461,545

Total liabilities and shareholders' equity	$1,919,959	$1,708,944

Total cash and cash equivalents, deposits and
marketable securities	1,577,291	1,602,724

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$76,444	$65,256	$248,393	$243,879
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	1,382	1,250	5,519	5,590
Increase in trade and other receivables, net	(23,233)	(10,470)	(20,644)	(1,440)

Increase in trade payables and other accrued liabilities	14,865	13,108	17,868	12,754
Other adjustments	1,409	1,083	1,550	12,450
Amortization of intangible assets and deferred stock
compensation	2,782	-	8,851	-
Acquisition related in-process R&D	-	-	23,098	-

Net cash provided by operating activities	73,649	70,227	284,635	273,233

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of Zone Labs, net	-	-	(95,343)	-
Investment in property and equipment	(1,301)	(625)	(4,632)	(2,971)

Net cash used in investing activities	(1,301)	(625)	(99,975)	(2,971)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	11,004	2,994	34,493	17,710
Purchase of treasury shares	(44,349)	-	(244,586)	-

Net cash provided by (used in) financing activities	(33,345)	2,994	(210,093)	17,710

Increase (decrease) in cash and cash equivalents, deposits
and marketable securities	39,003	72,596	(25,433)	287,972

Cash and cash equivalents, deposits and marketable
securities at the beginning of the period	1,538,288	1,530,128	1,602,724	1,314,752

Cash and cash equivalents, deposits and marketable securities
at the end of the period	1,577,291	1,602,724	1,577,291	1,602,724

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

January 18, 2005